U.S. Securities and Exchange Commission
Washington, D.C. 20549



03040026

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 12/19/03
Current Report on Form 8-K Series 2003-QS23
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107959
SEC File Number of Registration Statement



SEC MAIL
RECEIVED
PROCESSING
DEC 22 2003
WASH. D.C.
156
SECTION

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 19th day of December , 2003.

Residential Accredit Loans Inc.
(Registrant)

By: [signature]
Joseph Orning
Vice President



PROCESSED
DEC 23 2003
THOMSON
FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

RALI03-QS23

		CPR	6	10	15	25	50	80
A1	101-21+		4.650	4.577	4.474	4.231	3.365	1.487
WAL			6.2	5.1	4.1	2.8	1.3	0.6